MOL HUNGARIAN OIL AND GAS PLC.

Finance

02 DEC 11 AM 9:49

25th November, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

02069070

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

25 November, 2002

MOL GROUP's NEW STRATEGIC AND FINANCIAL TARGETS FOR THE PERIOD 2003 – 2005*

MOL Hungarian Oil and Gas Company today announces its updated strategy for the three-year period to year-end 2005, along with a brief evaluation of performance in the 2000-2002 period.

In the period 2000-2002 MOL achieved its key strategic targets set in 1999:

Focus on core activities:

- MOL restructured its international upstream business out of non-core exploration areas and successfully refocused its international operations, primarily on participation in the development of Russian oil fields.
- MOL expects to reach the USD 150 mn divestment target set in 1999.
- MOL rationalised its refining and logistics asset base and modernised its retail network.
- MOL also strengthened and extended its core businesses by the successful establishment of partnerships with Slovnaft and TVK.

Operational excellence:

- Refinery yields improved significantly through the investment in the delayed coking unit.
- A Supply Chain Management system has been introduced. Retail efficiency targets have been met.
- The upstream division has consistently met both its finding and development cost and production cost efficiency targets.
- MOL will meet its USD 100 mn controllable cost reduction target
- MOL will meet its stated headcount target of 12,000, down from 18,921 in 1999.

Dynamism:

- MOL has implemented a leaner organisational structure, completed a Business Process Reengineering project and implemented a strong corporate governance system.

Financial:

- MOL set a ROACE target of 19% for 2002. At corporate level the target will not be met due to the heavy losses and inappropriate returns incurred on the regulated gas business. However, MOL fully expects to meet the target in the non-regulated businesses (as it did in 2000 and 2001).
- In spite of the regulated gas losses, by the application of strict capital discipline MOL was able to maintain its financial flexibility and reduce its gearing to the lower range of its target zone. Strict financial discipline and strong core business performance also enabled the company to capture major inorganic growth opportunities in Slovakia and Hungary.

Strategic and financial targets for the period 2003-2005**:

In the light of its recent performance and the changing market environment, MOL has slightly modified and further detailed its financial and operational targets. The management and the Board of Directors of MOL believe that the best way to secure superior shareholder value creation is to maintain the Group's strategic focus on regional growth, efficiency and stability through the maintenance of a balanced business portfolio and proper management of risks.

MOL intends to maintain a proactive role in the regional consolidation process, but continues to focus very strongly on factors which are fully under the control of management. These factors include capturing organic growth potential, integration benefits and efficiency improvement to the fullest possible extent. MOL is

confident that improved efficiency, organic growth and appropriate risk control will result in the following financial targets being achievable by 2005:

Group ROACE of 17%
Group EBITDA over USD 1.0 bn

MOL has set the following targets to achieve this.

- **Efficiency**: Further improvement of operating efficiency by creating a total efficiency improvement of USD 175 mn by 2005. This includes a headcount reduction of 2,500 at the parent company, to reach international benchmarks in headcount efficiency, and significant savings in structural costs. In Q4 2002 MOL plans to create a provision of approximately USD 100 mn to cover anticipated costs related to the restructuring and headcount reduction in the period between 2003 and 2005.

- **Growth**: MOL growth targets have been developed with due consideration given to the maintenance of the balance of MOL's business portfolio. MOL aims to increase upstream integration by doubling crude production and to grow the refineries' captive market through a focused expansion of the retail and petrochemical businesses. Organic CAPEX of USD 2.0 bn for the 2003-2005 period has been planned to achieve growth targets. Given its additional financial flexibility, MOL remains prepared to take advantage of appropriate opportunities for inorganic growth. While privatisation and consolidation may help to reach critical mass, the Company is also prepared to develop its asset portfolio through assets swaps and disposals as opportunities arise during the regional development.

The operational environment and new regional challenges have driven MOL to re-evaluate the strategic and operational targets set for each of the business segments and for the first time to set public segmental return targets for its key businesses. In order to maintain the optimum portfolio balance MOL has set the following business targets:

- In the Exploration & Production segment MOL intends to increase upstream integration by doubling its crude production by 2005 within tighter and more competitive cost targets. It is aiming to achieve finding and development costs of 4 USD/boe and production costs excluding depletion, depreciation and amortisation of 4 USD/boe.

- In the Refining & Marketing segment, MOL's aim is to increase the ratio of end user consumption within refinery production to over 50% of group refining capacity primarily by expanding its retail network in the region. MOL targets a group retail network of 1000 stations by the end of the period.

- In the Petrochemical segment MOL intends to capture 7% regional polymer sales growth. MOL plans to meet this target by completing announced investments in new production capacity at existing petrochemical sites and by the full exploitation of potential MOL-SN-TVK synergies in this area.

- In the non-core Gas segment MOL's objective remains the maximisation of shareholder value and the active management of regulatory and market risk. Parallel to the clarification of the regulatory environment MOL continues to examine all potential means to maximise shareholder value, including the potential involvement of partners in the business.

In summary, MOL is confident that its current capabilities and the new strategy provide it with a solid basis to meet future challenges. MOL's vision remains to create superior shareholder value through its position as a leading, integrated regional oil company. MOL is well positioned to realise its vision on the basis of its excellent access to capital markets, outstanding operational efficiency and group financials, its experience in efficiency improvement and inorganic growth and its internationally experienced management.

* * *

Mr. Zsolt Hernádi, Chairman and CEO commented:
"The strategic measures outlined will enable us to maintain our driving role in the Central and Eastern European region. Our experience and success in efficiency improvement combined with our skills in capturing growth opportunities will help us to establish our position among European oil companies and provide outstanding value to our shareholders."

Mr. György Mosonyi, Group Chief Executive Officer added:
"MOL management is committed to further improve efficiency and profitability. We have competitive advantages in key areas and we will fully exploit synergies with our partners to reach our goals."

*This announcement contains forward-looking statements. These statements are naturally subject to uncertainty and changes in circumstances. Those forward-looking statements may include, but are not limited to, those regarding capital employed, capital expenditure, EBITDA, costs, savings, debt, demand, depreciation, disposals, earnings, efficiency, gearing, growth, improvements, investments, margins, performance, prices, production, productivity, profits, reserves, returns, sales, special and exceptional items, strategy, synergies, value, volumes, and the effects of MOL merger and acquisition activities. These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include, but are not limited to developments in government regulations, foreign exchange rates, crude oil and gas prices, crack spreads, political stability, economic growth and the completion of ongoing transactions. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, you are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which speak only as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable securities laws.

Statements and data contained in this announcement, which relate to the performance of MOL in this and future years, represent plans, targets or projections.

**It should be noted that MOL has set its financial and operational targets based on a number of assumptions, which include, but are not limited to, a 20 USD/bbl crude price and a 240 HUF/USD exchange rate.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924